[Graphic omitted]


                 Braskem's EBITDA reaches R$ 529 million in 1Q04

               EBITDA margin grew to 25% in 1Q04 from 20% in 1Q03

Sao Paulo, April 29, 2004 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX:
XBRK), leader in the thermoplastic resins segment in Latin America and among the five largest Brazilian privately-owned industrial companies, today announced its earnings for the first quarter of 2004. Results are stated in Reais in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. The financial information and analysis contained herein reflect the organizational structure of Braskem S/A ("Braskem") as of March 31, 2004. Comments in this release refer to the consolidated earnings with all comparisons being made with the same period in 2003, except where otherwise indicated. The consolidated pro-forma balance sheet and income statement have been reviewed by independent auditors and reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem's direct management consolidated, and Braskem's stakes in Politeno Industria e Comercio S.A. and COPESUL - Companhia Petroquimica do Sul are recognized via the equity accounting method). On March 31, 2004, the Brazilian Real/US Dollar exchange rate was R$ 2.9086/U.S.$ 1.00.

     At the end of this release, Braskem includes a disclaimer concerning forward-looking statements.

1.  Main Highlights

In the first quarter of 2004, Braskem's EBITDA (earnings before interest, taxes and depreciation and amortization) reached R$ 529 million, representing an increase of 18% compared to the EBITDA of R$ 450 million posted for the same period in 2003. EBITDA margin over net revenues in the first three months of 2004 was 25%, which compares to 20% reported in the same period last year.

Braskem continued to capture synergies stemming from its integration process, having accumulated a total of R$ 310 million through March 2004 on annualized and recurring bases, or nearly 94% of an estimated total of R$ 330 million. Braskem's success in capturing these synergies confirms the efficiency of its business model, based on the competitive integration of its operations in the petrochemical chain and upon the consolidation of its assets.

In terms of our operations, we highlight the scheduled maintenance and inspection shutdown of the Raw Materials Center II (Aromatics II and Olefins II) of our Basic Petrochemicals Unit, located in the Camacari Petrochemical Complex in Bahia. This shutdown took place in January and February of 2004 and lasted, as planned, 35 days - the next similar stoppage is scheduled to occur in six years' time. In the same period, our Polyolefins, Vinyls and Business Development Units also implemented maintenance stoppages in its plants located in Camacari and, for PVC, in Alagoas.

                    BOVESPA: BRKM5
[Graphic omitted]   NYSE: BAK                          [Graphic omitted]
                    LATIBEX: XBRK
                    www.braskem.com.br

                                                       [Graphic omitted]

In the Innovation and Technology area, Braskem will become the first Brazilian company to produce resins for sealants for bi-oriented polypropylene film
(BOPP). This new product is designed primarily for automatic packaging processes and will reach the market bearing its own brand name, Braskem Symbios(R). Another highlight consisted of the Braskem Flexus(R) family of products, based on metalocene polyethylenes, which present superior resistance to impact and perforation. Accordingly, Braskem is the first Brazilian company to make this product line available in the domestic market. These two new products were developed by Braskem's Technology and Innovation Center.

Braskem continued investing in its operations, comprising the expansion projects in polypropylene (100,000 tons/year available as of the second half of 2004) and in PVC (50,000 tons/year available as of the second half of 2005).

As part of the ongoing ownership integration process, the merger of Trikem S.A. ("Trikem") was approved by Braskem's and Trikem's Extraordinary General Meetings held on January 15, 2004. At the end of this process, Braskem's total capital reached R$ 2.192 billion, split into 77,190,074,544 shares, of which 25,730,061,841 are common shares (ON), 51,230,857,903 are Class "A" preferred
(PNA) shares and 229,154,800 are Class "B" preferred shares (PNB). This transaction contributed to increase Braskem's free-float (total quantity of common and preferred shares in hands of non-controlling shareholders), which today corresponds to 36%.

In the first three months of 2004, Braskem successfully implemented its financial strategy of extending its debt maturing profile. At the end of March 2004, Braskem's short-term debt represented 32% of its total gross debt and its cash balance and financial investments amounted to R$ 2 billion. Such performance resulted from the Company's sound operating cash flow registered in the first quarter of 2004 (R$ 653 million) and from important financial operations implemented in the same period at the local and international capital markets. Consequently, on March 31, 2004, Braskem's Net Debt-to-EBITDA ratio dropped to 3,42 from 3.52 registered on December 31, 2003.

"We keep our expectations that Braskem will continue improving its economic and financial performance, as a result of the combination of the increase in domestic sales volumes and the international recovery of prices and profitability in the petrochemical industry" said Jose Carlos Grubisich, Braskem's President and CEO.

The following chart summarizes Braskem's main economic and financial indicators for the first quarter of 2004:

                                                       [Graphic omitted]

                              Braskem in Numbers:
                              -------------------

Gross Revenues (R$ million)
[Graphic omitted] [Graphic depicts the 4% decrease in gross revenues from R$2,886 million during the first quarter of 2003 to R$2,758 million during the first quarter of 2004.]

EBITDA (R$ million)
[Graphic omitted] [Graphic depicts that during the first quarter of 2004 Braskem's EBITDA in Reais was R$529 million, 18% higher than R$450 million recorded during the first quarter of 2003.]

Net Income (R$ million)
[Graphic omitted] [Graphic depicts that during the first quarter of 2003 Braskem's net income amounted R$131 million compared to R$10 million recorded during the first quarter of 2004, which corresponds to a difference of R$121 million.]

Evolution of Cash, Banks and Marketable Securities (R$ million) [Graphic omitted] [Graphic depicts a 92% increase in cash, banks and marketable securities from R$1,085 million in December 2003 to R$2,079 million in March 2004.]

Net Debt/EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA in December 2003 was 3.52 and in March 2004 was 3.42, which corresponds to a 3% decrease] *LTM - last twelve months.


The chart below shows Braskem's ownership structure on March 31, 2004:


                                [Graphic omitted]

-----------   ----------    ------------  ------------ ----------  ----------
   PREVI      PETROQUISA      NORQUISA     ODEBRECHT     PETROS      MARKET
-----------   ----------    ------------  ------------ ----------  ----------
2.9% ' 3.0%   7.9% ' 9.9%  29.4% ' 10.7%  43.4% ' 38.7% 2.9% ' 1.5% 13.6% ' 36.1%
--------------------------------------------------------------------------------
                                         '
                                         '
--------------------------------------------------------------------------------
                                     Braskem
--------------------------------------------------------------------------------
29.5% ' 29.5%                     100.0% ' 56.3%                35.0% ' 33.9%
      '                                  '                            '
      '                                  '                            '
-------------                    --------------                -------------
   COPESUL                          POLIALDEN                    POLITENO
-------------                    --------------                -------------

                        % Voting Capital    % Total Capital

                                                       [Graphic omitted]

2.  Operating Performance

In the first quarter of 2004, Braskem remained the domestic market leader in its thermoplastics resins segments, with a market share of approximately 40% for Polyethylene (PE), Polypropylene (PP) and PVC resins, according to Braskem's own sales figures and to preliminary market statistics made available by the Brazilian Chemical Industry Association ("ABIQUIM").

In the first quarter of 2004, Braskem's operating performance was strongly impacted by the scheduled 35-day maintenance and inspection shutdown of the Basic Petrochemical Unit's Raw Materials Center II. The Polyolefins and PVC plants located at the Camacari Petrochemical Complex and, for PVC, located in Alagoas, also carried out, in parallel, scheduled maintenance and inspection shutdowns, in step with the Raw Materials Center's stoppage.

2.1.  Industrial Performance

Production Volume - ton       1Q04           1Q03           Chg%
                              (A)            (B)            (A)/(B)

Polyolefins Unit
  .PE's - Polyethylene        163,635        156,688          4
  .PP - Polypropylene         113,049        107,532          5

Vinyls Unit
  .PVC - Polyvinyl Chloride    94,750        103,844         (9)
  .Caustic Soda               105,143         97,228          8

Basic Petrochemical Unit
  .Ethylene                   223,271        229,165         (3)
  .Propylene                  111,325        107,632          3

Business Development Unit
  .PET                         17,441         14,910         17
  .Caprolactam                 12,607         11,277         12
  -----------------------------------------------------------------

The Polyolefins Unit's output (PE and PP) during the first quarter of 2004 surpassed by 5% the production levels registered in the same period of 2003. In the first three months of 2004, the capacity utilization rates of the polypropylene and polyethylene plants, affected by the pre-scheduled maintenance shutdowns in the period, reached 94% and 82%. Braskem made progress in the debottlenecking of its polypropylene plants located at the Triunfo Petrochemical Complex (Rio Grande do Sul state) and expects to increase by 100,000 tons the annual production capacity of these plants in the beginning of the second half of 2004, reaching 650,000 tons.

The capacity utilization rate of the Vinyls Unit's PVC plants was 81% in the quarter ending March 31, 2004, being impacted by the scheduled maintenance and inspection shutdown implemented in the period. Also, operational improvements made in the ethylene transfer pipeline connecting the Basic Petrochemical Unit with the PVC plant in Marechal Deodoro, in the state of Alagoas, affected this unit's PVC output.

Braskem continued to carry out its program to increase its PVC production capacity by 150,000 tons. The initial stage of this program foresees a 50,000-ton expansion in capacity and is expected to

                                                       [Graphic omitted]

become available as of the second half of 2005. This expansion is part of an optimization program to ensure supply for future growth in demand for this product.

In the first quarter of 2004, the production of basic petrochemicals by the Basic Petrochemical Unit was impacted by a scheduled maintenance and inspection shutdown. This shutdown was carried out at the Raw Materials Center II and involved the Oleofins II and Aromatics II plants. The next scheduled maintenance shutdown is expected to take place in six years' time.

The highlight of the Business Development Unit in the quarter was PET record production, representing a 17% increase over production volumes registered in the first quarter of 2003. Also noteworthy was the performance of the caprolactam plant, which exceeded by 12% production levels in the same period of the previous year.

2.2.  Commercial Performance

Sales Volume - ton            1Q04           1Q03           Chg%
                              (A)            (B)            (A)/(B)

Polyolefins Unit
  .PE's - Polyethylene        164,660        164,033          0
  .PP - Polypropylene         107,249        111,716         (4)

Vinyls Unit
  .PVC - Polyvinyl Chloride   108,811        110,679         (2)
  .Caustic Soda               105,840        101,917          4

Basic Petrochemical Unit
  .Ethylene*                  212,982        230,251         (7)
  .Propylene                  106,440        110,787         (4)

Business Development Unit
  .PET                         18,445         14,140         30
  .Caprolactam                 12,699         12,819         (1)

* Of this total, 105,000 tons (49%) were sold/transferred to Braskem's Business Units in 1Q04. This amount was 102,000 (45%) in 1Q03.

Braskem's thermoplastics sales volumes for the first quarter of 2004 totaled 399,000 tons, remaining practically stable when compared to the 401,000 tons sold during the same period of 2003. In the first three months of 2004, total sales volume in the domestic market reached to 317,000 tons, 1% higher than the 314,000 tons registered in the same period last year.

For its part, in the first quarter of 2004, the polyethylene sales volume by the Polyolefins Unit was in line with sales registered in the same quarter of 2003. This result stems from the efficient management of Braskem's supply chain, which made possible maintaining commitments with the Company's customers, even considering the scheduled shutdowns of the units located in the Camacari Petrochemical Complex. As to the polypropylene sales volume, Braskem registered a 4% reduction in the year-on-year comparison, reflecting a slight squeeze in the Company's domestic market associated to the start-up of new local production capacities in the period. On the other hand, this unit reported improved profitability this year in comparison to the same period in 2003.

                                                       [Graphic omitted]

In this first quarter of 2004, Braskem announced that it will be the first Brazilian company to produce a new line of sealants for bi-oriented polypropylene film (BOPP). The new sealants will be launched on the market with their own brand name, Braskem Symbios(R). Supply of the new Braskem Symbios(R) line will provide our clients access to a product of international quality, with the advantage of local technological support. Another highlight was Braskem Flexus(R) family of products, based upon metalocene polyethylenes, which presents superior characteristics regarding resistance to impact and perforation.

The sales volume of PVC by the Vinyls Unit was 2% lower than the sales volume registered in the same period of 2003. In the domestic market, the declining activity level in the civil construction industry led to a decrease of 6% in the Brazilian apparent consumption of PVC, when comparing the first three months of 2004 to 2003. Nevertheless, Braskem privileged sales to the domestic market in this period, in view of the higher margins achieved locally, thus increasing by 3% volumes in the year-on-year analysis. For its part, caustic soda sales performance was positive, rising 4% compared to the same period of the previous year.

The Basic Petrochemical Unit's commercial results were negatively impacted by the scheduled maintenance shutdown lasting for 35 days.

The highlight of the Business Development Unit was the 30% increase in the volume of PET sales compared to the same period of last year. For caprolactam, a product sold mainly to the textile, industrial and engineering plastics and film segments, sales remained practically stable between the two comparative quarters.

2.3.  Exports

Braskem's net export revenues totaled US$ 133 million during the first quarter of 2004, representing a decline of 3% over the US$ 137 million in revenues booked in the same period in 2003, despite the aforementioned Basic Petrochemical's plants maintenance shutdown. We highlight the consistency of exports to the Chinese market, which amounted to US$ 13 million in the first three months of 2004.

Braskem continued its policy of offering technological support and commercial know-how to customers for the joint development of plastic products manufactured for the export market.

Exports (US$ million)
[Graphic omitted] [Graphic depicts the 3% decrease in exports from US$137 million during the first quarter of 2003 to US$133 million during the first quarter of 2004.]

Destination of Exports - 1Q04
[Graphic omitted] [Graphic depicts the percentages of Braskem's exports markets:
North America represents 36%; Europe represents 20%; Asia represents 24%; South America represents 18%; and Central America represents 2%.]

                                                       [Graphic omitted]

2.4.  Synergies stemming from the Integration process

By March 2004, Braskem had captured R$ 310 million annually in synergies stemming from its integration process, what represents about 94% of an estimated total of R$ 330 million on annualized and recurring bases. Braskem's success in the capture of these synergies confirms the effectiveness of its business model, based upon the competitive integration of its operations in the petrochemical chain and upon the consolidation of its assets.

Synergies*:
(R$ million)
[Graphic omitted] [Graphic depicts that in March 2004 Braskem has realized a total of R$310 million out of a target of R$330 million in synergies; being as follows: R$131 million in taxes; R$27 million in personnel costs, R$50 million in operations, intellectual property and other and R$101 million for logistics.]
* Gains on per year and recurring bases

3.  Financial & Economic Performance

3.1. Net Revenues

Braskem obtained net revenues of R$ 2,141 million in the first quarter of 2004, which represented a decline of 7% over the R$ 2,292 million obtained for the same period in 2003.

Net Revenue
(R$ million)
[Graphic omitted] [Graphic depicts the 7% decrease in net revenue from R$2,292 million during the first quarter of 2003 to R$2,141 million during the first quarter of 2004.]

This reduction is associated to the recent trends in the exchange rates and its impact over our prices. In the first 2004 quarter, average exchange rate was R$2.8945 per US$1.00, which compares to the R$3.4910 per US$1.00 average exchange rate registered in the same 2003 period. Additionally, the lower 1Q04 net revenues also reflected the effects of the new PIS/COFINS tax calculation methodology.

Both impacts were partially compensated by the price readjustments implemented by Braskem in the first quarter of 2004, taken in line with the Company's commercial policy of aligning its prices in the domestic market to the ones observed in the international markets.

The following chart shows the growth of net revenues per Business Unit:

                                                       [Graphic omitted]

Business Units                     1Q04           1Q03           Chg %
(R$ million)                       (A)            (B)            (A)/(B)

Domestic Market                    1,758          1,819           -3
  Basic Petrochemicals               688            777          -12
  Polyolefins                        575            594           -3
  Vinyls                             383            329           16
  Business Development               113            119           -5

Exports                              383            473          -19

Total Net Revenues                 2,141          2,292           -7

3.2. Cost of Goods Sold (COGS)

COGS Composition - 1Q04

[Graphic omitted] [Graphic depicts the composition of cost of goods sold (COGS) during the first quarter of 2004: naphtha represents 65.1%; other variable costs represent 18.5%; depreciation represents 5.0%; electric energy represents 3.6%; personnel represents 3.0%; other represents 1.2%; services represent 2.6%; and materials represent 1.1%.]

Braskem's costs of goods sold ("COGS") totaled R$ 1,585 million during the first quarter of 2004, 13% lower than the COGS registered for the same period in 2003, which was R$ 1,823 million. When expressed as a percentage of net revenues, Braskem's COGS was 74% in the first quarter of 2004, significantly lower than the 80% observed in the same period in 2003. The key driver for such variance was the reduction in the average naphtha prices when expressed in Reais.

Average naphtha prices remained at high levels in the first quarter of 2004. Average ARA (Amsterdam-Rotterdam-Antwerp) region quotation was US$ 323 per ton in 1Q04, in line with the US$ 319 per ton reported in the same 2003 period. When expressed in Reais, the same prices were R$933 per ton in the first three months of 2004 and R$1.114 per ton for the 1Q03, a 16% reduction in the year-on-year analysis, reflecting mainly the effects of the exchange rate decline in the period.

Naphtha price
(R$/t)
[Graphic omitted] [Graphic depicts a 16% decrease in naphtha prices from R$1,114 per ton during the first quarter of 2003 to R$933 per ton during the first quarter of 2004.]

COGS/Net Revenue
(%)
[Graphic omitted] [Graphic depicts a 7% decrease in the ratio between COGS and net revenue from 80% during the first quarter of 2003 to 74% during the first quarter of 2004.]

During the first quarter of 2004, Braskem acquired 805,000 tons of petrochemical naphtha, of which 643,000 tons (80%) were acquired on the domestic market. The remainder, 162,000 tons (20%), was imported directly by the Company, mainly from African and South American countries.

Braskem's depreciation and amortization costs during the first quarter of 2004 totaled R$ 78 million, an amount 14% higher than the R$ 69 million recorded for the same period in 2003. This variation resulted mainly from the amortization of a portion of the premium related to the incorporation of Trikem by Braskem in January 2004 (please, refer to exhibit III).

                                                       [Graphic omitted]

3.3.  Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses (SG&A) - excluding expenses of depreciation and amortization - totaled R$ 115 million in the first quarter of 2004, 51% higher than the first quarter of 2003, when it totaled R$ 76 million. This variation was mainly caused by (i) a R$ 19 million swing in the Provision for Doubtful Accounts, comprising a reversal of R$ 13 million booked in the first quarter of 2003 and a provision of R$ 6 million registered in 1Q04; (ii) inflation effects over third parties service contracts; (iii) higher payroll expenses associated to the wage re-adjustment implemented in September 2003; and
(iv) extraordinary personnel expenses associated to the maintenance stoppages in Camacari and Alagoas plants. When expressed as a percentage of net revenues, the SG&A was 5.2% in 2004 compared to 3.3% in 2003.

3.4.  Depreciation and Amortization Expenses

In the first quarter of 2004, Braskem's depreciation and amortization expenses totaled R$ 72 million compared to R$ 44 million during the same period of 2003. This variation resulted mainly from the amortization of a portion of the goodwill related to the merger of Trikem into Braskem in January 2004 (please, refer to exhibit III).

3.5.  EBITDA

Braskem recorded in 1Q04 its all-time-high quarterly EBITDA, which amounted to R$ 529 million, an 18% increase over the R$ 450 million posted in the same period last year. When expressed in U.S. dollars, Braskem's EBITDA was US$ 183 million, 41% higher than the US$ 129 million obtained in the first quarter of 2003.


EBITDA
(US$ million)
[Graphic omitted] [Graphic depicts that during the first quarter of 2004, EBITDA was U.S.$183 million, 41% higher than the U.S.$129 million reported during the first quarter of 2003.]

EBITDA
(R$ million)
[Graphic omitted] [Graphic depicts that during the first quarter of 2004, EBITDA was R$529 million, 18% higher than the R$450 million reported during the first quarter of 2003.]

EBITDA Margin
(%)
[Graphic omitted] [Graphic depicts that during the first quarter of 2004, EBITDA Margin was 25%, 26% higher than the 20% reported during the first quarter of 2003.]

EBITDA margin in the first quarter of 2004 was 25%, compared to a margin of 20% for the same period of 2003, attesting not only the better quality of the Company's operating performance, but also the higher profitability of the business itself.

                                                       [Graphic omitted]

The consistent EBITDA growth is highlighted on the graphs beneath:

Evolution of EBITDA
(U.S.$ million)
[Graphic omitted] [Graphic depicts EBITDA in the amount of U.S.$129 million during the first quarter of 2003, U.S.$136 million during the second quarter of 2003, U.S.$157 million during the third quarter of 2003, U.S.$159 million during the last quarter of 2003 and U.S.$183 million during the first quarter of 2004.]

Evolution of EBITDA
(R$ million)
[Graphic omitted] [Graphic depicts EBITDA in the amount of R$450 million during the first quarter of 2003, R$405 million during the second quarter of 2003, R$461 million during the third quarter of 2003, R$461 million during the last quarter of 2003 and R$529 during the first quarter of 2004.]

3.6.  Investment in Subsidiary and Associated Companies

In the first quarter of 2004, Braskem posted income of R$ 14 million from its Investment in Subsidiary and Associated Companies. Before the effects of the amortization of goodwill stemming mainly from the acquisition of stakes in Copesul and Politeno, the result of this account was totaled R$ 51 million.

                                                        (R$ Thousand)
Participation in Related CO's                     1Q04                1Q03

Equity Income from Subsidiaries                     (694)                 69
Equity Income from Affiliates                     52,089              29,125
Foreign Exchange Variation                        (1,111)              8,210
Other                                                845              47,716
                                                 --------            --------
  SubTotal (before amortizations)                 51,129              85,121
Amortization of Goodwill                         (37,037)            (65,160)

------------------------------------             --------            --------
      TOTAL                                       14,092              19,961
------------------------------------             --------            --------

3.7.  Consolidated Depreciation, Amortization and Goodwill

Consolidated depreciation, amortization and goodwill under different accounting items are shown in the following table:

                                                                  (R$ Thousand)
Depreciations and Amortizations                   1Q04             1Q03

1. Depreciation/Amortization
  (COGS)                                          78,499           68,749
2. Amortization of Deferred Assets and
Depreciation of non Operational Assets
(Expenses)                                        70,515           43,796
3. Amortization of Goodwill
(Participation in Related CO's)                   38,186           65,160
========================================         =======          ========

TOTAL (1 + 2 + 3)                                187,200          177,706

3.8. Net Financial Result

In the first quarter of 2004, Braskem had a negative net financial result of R$ 368 million, compared to a negative R$ 87 million booked in the first quarter of 2003. The factor that most contributed to this variation was the change in the direction of the exchange rate (R$/US$) of these two periods. In the first quarter of 2004, the 0.7% devaluation of the Brazilian Real against the U.S. dollar resulted in a negative impact of R$ 75 million on Braskem's net financial result. During the same period of the previous year, the 5.1% appreciation of the Real against the dollar, on the contrary, caused a positive impact of R$ 193 million on the net financial result. In 1Q04, the net financial result before

                                                       [Graphic omitted]

the F/X effects on liabilities was negative in R$ 291 million, which compares to a negative R$ 364 million booked in the same period of 2003.

                                                               (R$ Million)
                                                  1Q04           1Q03
Financial Expenses                                (414)           (36)
  Interest / Monetary Restatement / Vendor        (284)          (286)
  F/X on Liabilities                               (77)           277
  CPMF / IOF / IR                                  (18)           (24)
  Others(*)                                        (35)            (3)
Financial Revenues                                  46            (51)
  Interest / Monetary Restatement                   43             33
  F/X on Assets                                      2            (84)
  Others                                             1             0

Net Financial Result                              (368)          (87)

(*) Includes fiscal provisions, interest from suppliers, mark to market hedging positions, etc.

                                                               (R$ Million)
                                                  1Q04            1Q03
Net Financial Result                              (368)           (87)

F/X Effects                                        (75)          193

Net Financial Result w/out F/X on Liabilities     (293)         (280)

3.9.  Net Income

As previously analyzed, Braskem's operational performance in the first quarter of 2004, was partially off-set by exchange rate effects, financial expenses and by depreciation and amortization cost and expenses - notably from the deriving from goodwills booked throught the Company's societary integration process. Braskem's net income in the first quarter of 2004 was R$ 10 million.

4.  Debt Management

In the first quarter of 2004, Braskem continued to give priority to use its surpluses of cash to extend its debt profile and to improve liquidity levels.

Important financial transactions were concluded during the period, providing Braskem with greater operating and financial flexibility. In the international market, the highlight was Braskem's Medium Term Notes (MTN) program, through which the Company raised US$ 250 million in January 2004, by means of the issuance of a 10-year-maturity notes tranche. In the domestic capital markets, the placement of nearly R$ 1.2 billion (approximately US$ 400 million) in debentures (Braskem's 11th issue) with four years tenor, also concluded in January 2004, was of fundamental importance to extend Braskem's debt profile. It is worth noting the implementation of several financial transactions aiming at financing naphtha imports, with an average term of 300 days, which contributed to better manage working capital needs.

Braskem's debt amortization schedule on March 31, 2004 is shown below.

                                                       [Graphic omitted]

Debt Amortization Schedule (March 31, 2004) (R$ million)
Gross Debt: 8,430
Net Debt: 6,351

[Graphic omitted] [Graphic depicts adjusted short-term debt of R$2,455 million due from March 2004 to December 2004, and R$2,079 million in cash, banks and marketable securities in March 2004, representing 29.1% of Braskem's debt amortization; R$1,397 million due in 2005, representing 16.6% of Braskem's debt amortization; R$752 million due in 2006, representing 8.9% of Braskem's debt amortization; long-term debt of R$2,295 million due in 2007 (with R$780 million in subordinated debentures, with principal and interest due in July, 2007, fully subscribed by the controlling shareholder), representing 27.2% of Braskem's debt amortization; long-term debt of R$802 million due in 2008, representing 9.5% of Braskem's debt amortization; and long-term debt of R$729 million due in 2014, representing 8.6% of Braskem's debt amortization.]

In the first three months of 2004, Braskem's main financial indicators improved consistently, especially those regarding liquidity and the financial leverage.

Evolution of Cash, Banks and Marketable Securities
(R$ million)
[Graphic omitted] [Graphic depicts a 92% increase in cash, banks and marketable securities from R$1,085 million in December 2003 to R$2,079 million in March 2004.]

Net Debt/EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA decreased by 3%, from 3.52 in December 2003 to 3.42 in December 2004.]

* LTM - last twelve months

Cash, financial investments and marketable securities on March 31, 2004 totaled R$ 2,079 million, an increase of 92% compared to the position of R$ 1,085 million on December 31, 2003, or 199% over March 31, 2003 balance (R$ 696 million).

Consolidated net debt totaled R$ 6,351 million on March 31, 2004, 1% higher than the R$ 6,258 million registered on December 31, 2003, reflecting monetary variance and F/X effects over the indebtedness balance.

The balance of short-term indebtedness was R$ 2,700 million, representing 32% of the total gross debt. Out of the short-term indebtedness, approximately R$ 394 million relates to working capital, R$ 952 million to certain of the company's exports ("trade-finance") and R$ 1,218 million is associated to capital markets obligations. The remaining balance arises from loans by governmental agencies and financial institutions.

                                                       [Graphic omitted]

In respect to the indexation of Braskem's indebtedness on March 31, 2004, 68% was linked to the US Dollar, 14% was linked to the TJLP (a long-term interest rate in Brazil), 18% was linked to the CDI (the Brazilian interbanks rate), and 2% was linked to the IGP-M (a Brazilian consumer price index).

5.  Capital Expenditures

During the first quarter of 2004 and in line with its strategy to be the leading company in the Latin American thermoplastic resins market, Braskem invested R$ 31 million. This amount comprises the plant capacity expansions for polypropylene (100,000 tons/year) and for PVC (50,000 tons/year).

Additionally, Braskem spent R$ 114 million with the already mentioned maintenance and inspection programmed stoppages throughout several of its plants, which will be deferred over a 7-year period.

Braskem owns modern and competitive assets and plans to invest R$400 million in 2004 to match the expected growth in domestic demand for thermoplastic resins.

6.  Capital Markets and Investor Relations

In the equity market, Braskem's market capitalization was US$ 1.8 billion on March 31, 2004. Its Class "A" preferred shares ("BRKM5") traded on the BOVESPA ended the quarter quoted at R$ 75 per thousand shares, which represented a 12% increase in value in the first quarter of 2004. This performance surpassed the IBOVESPA index, which practically remained stable during the same period. Similarly, the price of Braskem's ADRs ("BAK") traded on the New York Stock Exchange (NYSE) rose 10% through March 31, 2004, closing the quarter quoted at US$ 25.70 per ADR. Braskem's preferred shares were traded in all Bovespa's trading sessions and presented an increasing daily financial turnover, which average was R$ 10.4 million (US$ 3.6 million) during the first quarter of 2004.

7.  Recent Developments

According to the Material Fact released to the market on April 2, 2004, Braskem's Board of Directors approved a public primary offering of class "A" preferred shares in the total amount of about R$ 900 million, to be conducted simultaneously in Brazil and overseas ("Global Offering").

The Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC) are currently analyzing the Global Offering. The implementation of the Global Offering is subjected to the domestic and international market conditions.

8.  Presentation to analysts and conference call

Braskem will present its results for the quarter to the financial community at meetings to be held at APIMEC in Sao Paulo at 9 a.m. on May 6. Braskem will also present its quarterly results during an international conference call on May 7, 2004 (11 a.m. Sao Paulo time). For further details, please visit Braskem's website at www.braskem.com.br or contact Braskem's Investor Relations Department.

                                                       [Graphic omitted]

--------------------------------------------------------------------------------
Braskem, a world-wide class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is among the five largest Brazilian private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of
5.0 million tons of petrochemical products.
--------------------------------------------------------------------------------


For additional information, please contact:

Vasco Barcellos                 Jose Marcos Treiger                 Luiz Henrique Valverde
Investor Relations - Manager    IRO - Investor Relations Officer    Investor Relations - Manager

Tel: (55 11) 3443 9178          Tel: (55 11) 3443 9529              Tel: (55 11) 3443 9744
vasco.barcellos@braskem.com.br  jm.treiger@braskem.com.br           luiz.valverde@braskem.com.br


      Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statement.

                                                       [Graphic omitted]

                                    Exhibit I
                           Braskem S.A. (Consolidated)
                                Income Statement(1)
                                  (R$ million)

--------------------------------------------------------------------------------
         Income Statement                    1Q04           1Q03      Chg. (%)
                                             (A)            (B)       (A)/(B)
--------------------------------------------------------------------------------
Gross Revenues                               2,758          2,886          -4

Net Revenue                                  2,141          2,292          -7

Cost of Goods Sold                          (1,585)        (1,823)        -13

Gross Profit                                   556            469          19

Selling Expenses                               (36)           (16)        129

General and Administrative Expenses            (79)           (60)         31

Depreciation and Amortization                  (71)           (44)         61

Other Operating Income (Expenses)                9            (11)         NA

Participation in Related Companies              13             20         -35

Operating Profit (before financial items)      393            358          10

Net Financial Result                          (368)           (87)        322

Operating Profit (Loss)                         25            271         -91

Other Non-Operating Income (Expenses)            2             (1)         NA

Profit (Loss) before Income Taxes and
  Social Contribution                           27            270         -90

Income Taxes/Social Contribution               (12)           (53)        -77

Profit (Loss) before Minority Interest          15            217         -93

Minority Interest                               (5)           (86)        -94

Net Profit (Loss)                               10            131         -93
--------------------------------------------------------------------------------
EBITDA                                         529            450          18

EBITDA Margin                                  25%            20%          26

- Depreciation and Amortization                149            113          32

  o  Cost                                       78             69          14

  o  Expenses                                   71             44          61


(1) - Excludes the effects of proportional consolidation (CVM-247)

Note: Due to the rounding off of numbers, the percentage variations calculated in R$ million may differ from the real variations presented above.

                                                       [Graphic omitted]


                                   Exhibit II
                           Braskem S.A. (Consolidated)
                                 Balance Sheet(1)
                                  (R$ million)
--------------------------------------------------------------------------------
           ASSETS                                03/31/2004  12/31/2003  Chg.(%)
                                                     (A)         (B)     (A)/(B)
--------------------------------------------------------------------------------
Current Assets                                       4,630     3,670      26
  o Cash and Banks                                   1,559       218     617
  o Marketable Securities                               27       834     -97
  o Accounts Receivable                              1,143     1,089       5
  o Inventories                                      1,087       972      12
  o Taxes Credits                                      617       345      79
  o Dividends and Interest on Equity Capital            12        19     -40
  o Prepaid Expenses                                    48        80     -40
  o Other                                              137       113      21
--------------------------------------------------------------------------------
Long Term Assets                                     1,293     1,155      12
  o Related Parties                                     32        32      -2
  o Compulsory Deposits                                182       182       0
  o Deferred Income Taxes and Social Contribution      166       166       0
  o Taxes to be Recovered                              298       595     -50
  o Marketable Securities                              492        34   1,339
  o Other                                              123       146     -16
--------------------------------------------------------------------------------
Fixed Assets                                         8,683     8,531       2
  o Investments                                      1,754     2,509     -30
  o Plant, Property and Equipment                    4,766     4,509       6
  o Deferred                                         2,163     1,513      43
--------------------------------------------------------------------------------
Total Assets                                        14,606    13,356       9
--------------------------------------------------------------------------------
  LIABILITIES AND SHAREHOLDERS' EQUITY           03/31/2004  12/31/2003  Chg.(%)
                                                     (A)         (B)     (A)/(B)
--------------------------------------------------------------------------------
Current                                              4,614     4,238       9
  o Suppliers                                        1,572     1,132      39
  o Short-term loans                                 2,250     2,255       0
  o Advances on Export Facilities                      450       274      64
  o Salaries and Social Charges                         45        68     -34
  o Income Taxes Payable                                14        13       7
  o Taxes Payable                                      152       107      42
  o Advances from Customers                             67       256     -74
  o Other                                               64       134     -52
--------------------------------------------------------------------------------
Long Term Liabilities                                7,326     6,483      13
  o Related Parties                                    275       233      18
  o Long-term loans                                  5,730     4,815      19
  o Taxes Payable                                    1,167     1,147       2
  o Other                                              153       289     -47
--------------------------------------------------------------------------------
Future Period Results                                   34         0       -
--------------------------------------------------------------------------------
Minority Interest                                      204       522     -61
--------------------------------------------------------------------------------
Deferred income                                         34         0       -
--------------------------------------------------------------------------------
Shareholders' Equity                                 2,428     2,113      15
  o Capital                                          2,192     1,887      16
  o Capital Reserves                                   746       744       0
  o Treasury Shares                                    (23)      (23)      0
  o Retained Earnings (Losses)                        (486)     (496)     -2
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity          14,606    13,356       9
--------------------------------------------------------------------------------

(1) - Excludes the effects of proportional consolidation (CVM-247).

                                                       [Graphic omitted]

Note: Due to the rounding off of numbers, the percentage variations calculated in R$ million may differ from the real variations presented above.
                                  Exhibit III
                    Braskem SA - Consolidated Balance Sheet
      Summary and Description of the Mar. 2004 x Dec. 2003 Main Variations



Main Variations in Working Capital:

1) Taxes to be Recovered:

     o The variation registered in this account stems from the re-classification, in March 2004, of long term tax credits amounting to R$ 300 million to Current Assets.


Main Variations in Fixed Assets:

2) Effects resulting from the merger of Trikem into Braskem:

     o    In Investments: reduction of R$ 801 million in booked goodwill;

     o In Plant, Property & Equipment: addition of the portion of the booked goodwill associated to fixed asset restatement, in a total amount of R$ 321 million;

     o In Deferred Assets: addition of the portion of the booked goodwill associated to economic value, in a total amount of R$ 480 million;

     o    In Paid-In Capital: increase of R$ 305 million.


Main Variations in Current Liabilities:

3) Advances from Clients:

     o Amortization of export pre-payment transactions and advances from clients in a total amount of R$ 134 million.



                                       ***